

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2022

David Gandini
Chief Executive Officer
SOBR Safe, Inc.
6400 S. Fiddlers Green Circle, Suite 525
Greenwood Village, Colorado 80111

      Re: SOBR Safe, Inc.
           Registration Statement on Form S-1
           Filed February 11, 2022
           File No. 333-262665

Dear Mr. Gandini:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing

cc: Craig Butler